

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Mary E. Meixelsperger
Chief Financial Officer
Valvoline Inc.
100 Valvoline Way
Lexington, Kentucky 40509

> **Re: Valvoline Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 24, 2020**
> **File No. 001-37884**

Dear Ms. Meixelsperger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

General

1. We note that the forum selection provision in your amended and restated articles of incorporation identifies Fayette County Circuit Court of the Commonwealth of Kentucky for certain actions, including any "derivative action;" provided, however, that, in the event that the Fayette County Circuit Court of the Commonwealth of Kentucky lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the Commonwealth of Kentucky. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state

courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Harald Halbhuber, Esq.